File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 794

U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026

Filed pursuant to Rule 3 of Regulation IA

Dated: April 16, 2021

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026, Series No. 794 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated July 28, 2020 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated April 16, 2021 (the "Terms Agreement") and the Pricing Supplement dated April 16, 2021 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 99.542%	0.125%	99.417%
Total: U.S.$4,230,535,000.00	U.S.$5,312,500.00	U.S.$4,225,222,500.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 17, 2021
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

March 17, 2021

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of July 28, 2020 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 794

U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026 (the "Notes")

Issue Price: 99.542 percent

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
UK Regulated Market

BNP Paribas
Goldman Sachs International
J.P. Morgan
Morgan Stanley

Barclays
BMO Capital Markets
BofA Securities
Commonwealth Bank of Australia
CIBC Capital Markets
Deutsche Bank
HSBC
Nomura
TD Securities
Wells Fargo Securities

The date of this Pricing Supplement is April 16, 2021.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 794
U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026

4833-7654-4741 v.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	794
2.	Aggregate Principal Amount:	U.S.$4,250,000,000
3.	Issue Price:	U.S.$4,230,535,000 which is 99.542 percent of the Aggregate Principal Amount
4.	Issue Date:	April 20, 2021
5.	Form of Notes (Condition 1(a)):	Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

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PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 794
U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026

4833-7654-4741 v.2

8. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   U.S.$

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate
    and Zero Coupon):   April 20, 2026

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date (April 20, 2021)

13. Fixed Interest Rate (Condition 5(I)):

    (a)   Interest Rate: 0.875 percent per annum

    (b)   Fixed Rate Interest Payment   Semi-annually in arrear on April 20 and October
    Date(s):   20 in each year, commencing on October 20,
                                         2021.

                                         Each Fixed Rate Interest Payment Date is subject
                                         to the Business Day Convention, but with no
                                         adjustment to the amount of interest otherwise
                                         calculated.

    (c)   Business Day Convention: Following Business Day Convention

    (d)   Fixed Rate Day Count
    Fraction(s):   30/360

14. Relevant Financial Center: New York

15. Relevant Business Day: New York

16. Issuer's Optional Redemption
    (Condition 6(e)):   No

17. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

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PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 794
U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026

4833-7654-4741 v.2

18.	Governing Law:	New York

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's UK Regulated Market
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.
3.	Syndicated:	Yes
4.	If Syndicated:	

	(a)	Liability:	Several
	(b)	Lead Managers:	BNP Paribas Goldman Sachs International J.P. Morgan Securities plc Morgan Stanley & Co. International plc

5.	Commissions and Concessions:	0.125 percent of the Aggregate Principal Amount
6.	Estimated Total Expenses:	None. The Joint Lead Managers have agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.
7.	Codes:	

	(a)	Common Code:	233287822
	(b)	ISIN:	US4581X0DV77
	(c)	CUSIP:	4581X0DV7

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4833-7654-4741 v.2

8.	Identity of Managers:	BNP Paribas
		Goldman Sachs International
		J.P. Morgan Securities plc
		Morgan Stanley & Co. International plc
		Barclays Bank PLC
		BMO Capital Markets Corp.
		Merrill Lynch International
		Commonwealth Bank of Australia
		CIBC World Markets Corp.
		Deutsche Bank AG, London Branch
		HSBC Bank plc
		Nomura International plc
		The Toronto-Dominion Bank
		Wells Fargo Securities, LLC

9.   Selling Restrictions:

(a)   United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b)   United Kingdom: Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

4833-7654-4741 v.2

(c)	Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
(d)	General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information Regarding the Notes

1.   Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market

Solely for the purposes of each UK manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU)

No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the UK manufacturers' target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i)the expression "UK manufacturers" means BNP Paribas, Goldman Sachs International, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc, (ii) the expression "COBS" means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression "UK MiFIR Product Governance Rules" means the FCA Handbook Product Intervention and Product Governance Sourcebook.

For the purposes of this provision, the expression UK MiFIR means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA.



INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration &
Chief Financial Officer and General Manager,
Finance Department

4833-7654-4741 v.2

Exhibit C
EXECUTION VERSION

TERMS AGREEMENT NO. 794 UNDER
THE PROGRAM

April 16, 2021

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$4,250,000,000 0.875 percent Notes due April 20, 2026 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on April 20, 2021 (the "Settlement Date"), at an aggregate purchase price of U.S.$4,225,222,500, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of July 28, 2020, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein and the term "Time of Sale" refers to April 13, 2021, 1:00 p.m. London time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

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(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.   The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.542 percent of the aggregate principal amount (U.S.$4,230,535,000) less a combined management and underwriting commission and selling concession of 0.125 percent of the aggregate principal amount (U.S.$5,312,500). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is U.S.$4,225,222,500.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (U.S.$)
BNP Paribas	956,250,000
Goldman Sachs International	956,250,000
J.P. Morgan Securities plc	956,250,000
Morgan Stanley & Co. International plc	956,250,000
Barclays Bank PLC	42,500,000
BMO Capital Markets Corp.	42,500,000
Merrill Lynch International	42,500,000
Commonwealth Bank of Australia	42,500,000
CIBC World Markets Corp.	42,500,000
Deutsche Bank AG, London Branch	42,500,000
HSBC Bank plc	42,500,000
Nomura International plc	42,500,000
The Toronto-Dominion Bank	42,500,000
Wells Fargo Securities, LLC	42,500,000
Total:	**4,250,000,000**

2.   Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/LDSL; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

4819-8206-9477 v.2

3.   The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

    Inter-American Development Bank
    1300 New York Avenue, N.W.
    Washington, D.C. 20577
    Attention: Finance Department,
                  Cash Management and Settlements Group
    Email: FIN_CMO@iadb.org
    Telephone: 202-623-3131

FOR THE MANAGERS:

> c/o J.P. Morgan Securities plc
> 25 Bank Street
> Canary Wharf
> London E14 5JP
> United Kingdom
> Attention: Head of International Syndicate
> Email: emea_syndicate@jpmorgan.com

6. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7. For the purposes of this Terms Agreement, Section 14 of the Standard Provisions is hereby replaced in its entirety with the following:

Notwithstanding and to the exclusion of any other term of the Standard Provisions or this Terms Agreement or any other agreements, arrangements, or understandings between any EU Foreign Dealer and the Bank, each party hereto acknowledges and accepts that a BRRD Liability arising under the Standard Provisions or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority and acknowledges, accepts, and agrees to be bound by: (a) the effect of the exercise of any Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any EU Foreign Dealer to the Bank under the Standard Provisions or this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (A) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon; (B) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any EU Foreign Dealer or another person and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations; (C) the cancellation of the BRRD Liability; and/or (D) the amendment or alteration of any interest, if applicable, thereon, the

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maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (b) the variation of the terms of the Standard Provisions or this Terms Agreement related to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

(A) "Bail-in Legislation" means, in relation to any member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

(B) "Bail-in Powers" means, any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

(C) "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

(D) "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

(E) "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule.

(F) "EU Foreign Dealer" means each Dealer which qualifies as an institution or entity referred to in paragraphs (a), (b), (c) or (d) of Article 1(1) of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as implemented in the Bail-in Legislation.

(G) "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any EU Foreign Dealer.

(ii)   Notwithstanding and to the exclusion of any other term of the Standard Provisions or this Terms Agreement or any other agreements, arrangements, or understandings between a UK Foreign Dealer and the Bank, each party hereto acknowledges and accepts that a UK Bail-in Liability arising under the Standard Provisions or this Terms Agreement

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may be subject to the exercise of UK Bail-in Powers by the relevant United Kingdom ("UK") resolution authority and acknowledges, accepts, and agrees to be bound by: (a) the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any UK Foreign Dealer to the Bank under the Standard Provisions or this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (A) the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon; (B) the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of any UK Foreign Dealer or another person, and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations; (C) the cancellation of the UK Bail-in Liability; and/or (D) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and (b) the variation of the terms of the Standard Provisions or this Terms Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

As used in this Terms Agreement:

(A) "UK Bail-in Legislation" means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

(B) "UK Bail-in Liability" means a liability in respect of which the UK Bail-in Powers may be exercised.

(C) "UK Bail-in Powers" means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

(D) "UK Foreign Dealer" means each Dealer which qualifies as an institution or entity subject to UK Bail-in Powers.

8.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

9. The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i) each of BNP Paribas, Goldman Sachs International, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc (each a "UK Manufacturer" and together "the UK Manufacturers") acknowledges to each other UK Manufacturer that it understands

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the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4819-8206-9477 v.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By: _____

Name: Katie Ahern

Title: AUTHORISED SIGNATORY

By: _____

Name: Hugh Pryse-Davies

Title: AUTHORISED SIGNATORY

GOLDMAN SACHS INTERNATIONAL

By: _____

Name:

Title:

J.P. MORGAN SECURITIES PLC

By: _____

Name:

Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____

Name:

Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By: _____
     Name:
     Title:

By: _____
     Name:
     Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
     Name:
     Title:

J.P. MORGAN SECURITIES PLC

By: _____
     Name:
     Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
     Name:
     Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By: _____
     Name:
     Title:

By: _____
     Name:
     Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
     Name:
     Title:

J.P. MORGAN SECURITIES PLC

By: _____
     Name: TINA NGUYEN
     Title: VICE PRESIDENT

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
     Name:
     Title:

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
    Name:
    Title:

J.P. MORGAN SECURITIES PLC

By: _____
    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
    Name: Kathryn McArdle
    Title: Vice President

BARCLAYS BANK PLC

By: _____

      Name: Emily Wilson
      Title: Director

BMO CAPITAL MARKETS CORP.

By: _____

      Name:
      Title:

MERRILL LYNCH INTERNATIONAL

By: _____

      Name:
      Title:

COMMONWEALTH BANK OF AUSTRALIA

By: _____

      Name:
      Title:

CIBC WORLD MARKETS CORP.

By: _____

      Name:
      Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____

      Name:
      Title:

BARCLAYS BANK PLC

By: _____
Name:
Title:

BMO CAPITAL MARKETS CORP.

By: _____
Name: Sean M. Hayes
Title: Managing Director

MERRILL LYNCH INTERNATIONAL

By: _____
Name:
Title:

COMMONWEALTH BANK OF AUSTRALIA

By: _____
Name:
Title:

CIBC WORLD MARKETS CORP.

By: _____
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
Name:
Title:

BARCLAYS BANK PLC

By:
 Name:
 Title:

BMO CAPITAL MARKETS CORP.

By:
 Name:
 Title:

MERRILL LYNCH INTERNATIONAL

By:
 Name: Adrien De Naurois
 Title: Managing Director

COMMONWEALTH BANK OF AUSTRALIA

By:
 Name:
 Title:

CIBC WORLD MARKETS CORP.

By:
 Name:
 Title:

DEUTSCHE BANK AG, LONDON BRANCH

By:
 Name:
 Title:

BARCLAYS BANK PLC

By: _____
  Name:
  Title:

BMO CAPITAL MARKETS CORP.

By: _____
  Name:
  Title:

MERRILL LYNCH INTERNATIONAL

By: _____
  Name:
  Title:

COMMONWEALTH BANK OF AUSTRALIA

By: _____
  Name: Simon Rutz
  Title: Director - DCM

CIBC WORLD MARKETS CORP.

By: _____
  Name:
  Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
  Name:
  Title:

BARCLAYS BANK PLC

By:
    Name:
    Title:

BMO CAPITAL MARKETS CORP.

By:
    Name:
    Title:

MERRILL LYNCH INTERNATIONAL

By:
    Name:
    Title:

COMMONWEALTH BANK OF AUSTRALIA

By:
    Name:
    Title:

CIBC WORLD MARKETS CORP.

By:
    Name: Jeff Wilson
    Title: Executive Director

DEUTSCHE BANK AG, LONDON BRANCH

By:
    Name:
    Title:

BARCLAYS BANK PLC

By: _____
    Name:
    Title:

BMO CAPITAL MARKETS CORP.

By: _____
    Name:
    Title:

MERRILL LYNCH INTERNATIONAL

By: _____
    Name:
    Title:

COMMONWEALTH BANK OF AUSTRALIA

By: _____
    Name:
    Title:

CIBC WORLD MARKETS CORP.

By: _____
    Name:
    Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
    Name:
    Title:

HSBC BANK PLC



By: _____

     Name: Samantha Riley
     Title: Deputy General Counsel

NOMURA INTERNATIONAL PLC

By: _____

     Name:
     Title:

THE TORONTO-DOMINION BANK

By: _____

     Name:
     Title:

WELLS FARGO SECURITIES, LLC

By: _____

     Name:
     Title:

(the foregoing signatories, collectively, the "Managers")

HSBC BANK PLC

By: _____
       Name:
       Title:

NOMURA INTERNATIONAL PLC

By: _____
       Name: Phillip Taylor
       Title: Authorised Signatory

THE TORONTO-DOMINION BANK

By: _____
       Name:
       Title:

WELLS FARGO SECURITIES, LLC

By: _____
       Name:
       Title:

(the foregoing signatories, collectively, the "Managers")

HSBC BANK PLC

By: _____
    Name:
    Title:

NOMURA INTERNATIONAL PLC

By: _____
    Name:
    Title:

THE TORONTO-DOMINION BANK

By: _____
    Name: Frances Watson
    Title: Director, Transaction Management Group

WELLS FARGO SECURITIES, LLC

By: _____
    Name:
    Title:

(the foregoing signatories, collectively, the "Managers")

HSBC BANK PLC

By: _____
      Name:
      Title:

NOMURA INTERNATIONAL PLC

By: _____
      Name:
      Title:

THE TORONTO-DOMINION BANK

By: _____
      Name:
      Title:

WELLS FARGO SECURITIES, LLC



By: _____
      Name: Barbara Garafalo
      Title: Director

(the foregoing signatories, collectively, the "Managers")

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: _____
        Name: Gustavo Alberto De Rosa
        Title: Vice President for Finance and Administration &
                Chief Financial Officer and
                General Manager, Finance Department